NEDBANK GROUP

RECEIVED

2005 NOV 21 P 12:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 November 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
**United States of America**

05012713

Dear Sir

SUPPL

**Nedbank Group Limited**
**Issuer No. 82-3893**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTAL INFORMATION**

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the announcement of the Nedbank Group Limited – Trading Update Overview.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

**Jackie Katzin**
**Assistant Group Secretary**

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

*cc* ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

| Rm | 2005 Q1 | Q2 | H1 | Q3 | YTD | 2004 YTD | % change |
|---|---|---|---|---|---|---|---|
| Net interest income | 1 793 | 2 231 | 4 024 | 2 130 | 6 155 | 5 257 | 17,1 |
| Non-interest revenue | 1 945 | 1 771 | 3 716 | 2 105 | 5 821 | 5 705 | 2,0 |
| Interest margin (%) | 3,10 | 3,74 | 3,45 | 3,49 | 3,45 | 3,18 | |
| Total expenses | 2 545 | 2 766 | 5 311 | 2 868 | 8 179 | 8 281 | (1,2) |
| Efficiency ratio (%) | 68,08 | 69,12 | 68,62 | 67,72 | 68,29 | 75,54 | |
| Headline earnings | 561 | 837 | 1 398 | 879 | 2 277 | 1 399 | 62,8 |

NII performed in line with management expectations, with advances levels benefiting from improved asset growth in Nedbank Retail. Margin (based on average interest-earning banking assets) has improved from 3,18% for the nine months ended September 2004 to 3,45% for the period. This increase reflects the full impact of the May 2004 rights offer, coupled with the reduced funding drag from the expensive funding that matured last year. The proceeds from the sale of non-core assets, the repatriation of foreign capital and the settlement of expensive empowerment funding for Peoples Bank in April 2005 also impacted favourably on margin. This has more than offset industry margin pressure resulting from the lower interest rate environment and the strong retail asset growth primarily being funded by wholesale deposits.

NIR, after adjusting for the disposal of Nedbank Retails international businesses in 2004 and the strong growth from BondChoice, increased by approximately 4%. Growth in transactional banking remains challenging, but the group has benefited from favourable property revaluations in Nedbank Corporate and continued strong deal flow in Nedbank Capital.

Total impairments, which amounted to R686 million for the period, are better than management expectations and continue to benefit from the good economic environment, improved quality of new business as well as improved internal processes and recoveries.

Total expenses for the period amounted to R8,2 billion and show a 1,2% decline compared with the period to September last year, resulting in the efficiency ratio improving by 7,2%. This improvement is driven by both the one-off merger and recovery costs in the base and tight current year expense control. The current period includes an IFRS2 share-based payments expense of R165 million, of which R130 million relates to the groups BEE deal. The outsourcing of all data and voice networks in conjunction with Old Mutual (SA) announced in August 2005 is progressing well, and the entire service is now converted and fully operational. The group remains on track to achieve savings of R60 million during 2005.

ROE improved from 13,96% in the corresponding period to 15,23% and is now comfortably above the groups cost of capital. ROE, excluding foreign currency translation gains and the BEE expense described above, improved from 14,01% to 15,04%.

Continued good progress on the sale of non-core assets has resulted in a capital profit of approximately R793 million (before any tax) from the sale of the major portion of the groups holding in Net1 UEPS Technologies, Inc. The sale of the groups stake in Internet Solutions has also been concluded.

Total assets at R350 billion are R14 billion higher than June 2005 and R22 billion (9% annualised) higher than December 2004. Advances increased by R21 billion (13% annualised) and average interest-earning banking assets increased by R14 billion (8% annualised) from December 2004. Residential home loans have increased by R11 billion (24% annualised) and leases and instalment debtors by R5 billion (21% annualised).

During August 2005, 41,3 million new shares were issued relating to the groups BEE transaction, bringing the total number of shares in issue at 30 September 2005 to 442,2 million. Of the new shares, 39,8 million are treated as treasury shares for accounting purposes in accordance with IFRS resulting in the weighted average number of shares in issue for accounting purposes to September 2005 being 395,5 million.

The group continues to be well capitalised, with the Tier 1 group capital adequacy ratio and the total group capital adequacy ratio benefiting from the sale of non-core assets and the 2005 interim capitalisation award. These ratios remain above the 8,5% and 12,2% reported at the half year.

In October 2005, Fitch Ratings upgraded the long-term foreign currency rating of Nedbank Group Limited and Nedbank Limited to `BBB from `BBB- (BBB minus). At the same time, the agency upgraded the Individual rating of the group and the bank to `C from `C/D.

DIVISIONAL HIGHLIGHTS

| NEDBANK | 10:56:35 | 11/14/2005 |
|---|---|---|
| **All JSE data delayed by 15 min.** | 8900 | 30 |
| | O 8920 | C 8870 |
| KEY:<br>O=OPEN \| C=CLOSE<br>B=BID \| A=ASK<br>H=HIGH \| L=LOW<br>YH=YEAR HIGH \| YL=YEAR LOW<br>VOL=VOLUME<br>P/E=PRICE/EARNINGS \| YLD=YIELD<br>DY=DIVIDEND YIELD | B 8870 | A 8950 |
| | H 8950 | L 8850 |
| | YH 9530 | YL 6700 |
| | VOL 37489 | |
| | P/E 15.03 | YLD 6.65 |
| | DY 2.03 | |



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